UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission file number: 001-41687

BITDEER TECHNOLOGIES GROUP

08 Kallang Avenue

Aperia tower 1, #09-03/04

Singapore 339509

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

INCORPORATION BY REFERENCE

This current report on Form 6-K is hereby incorporated by reference in the registration statements of Bitdeer Technologies Group on Form F-3 (No. 333-273905, No. 333-278027, No. 333-278029, No. 333-280041, No. 333-283732 and 333-289855) and Form S-8 (No. 333-272858 and No. 333-275342), to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

Convertible Notes Offering

Exhibits 4.1, 4.2 and 4.3 relate to the closing of the offering of Bitdeer Technologies Group’s 4.00% Convertible Senior Notes due 2031 (the “Convertible Notes Offering”), which, as previously disclosed, priced on November 12, 2025. On November 17, 2025, Bitdeer Technologies Group (the “Company”) on November 17, 2025 closed its private placement of US$400.0 million principal amount of 4.00% Convertible Senior Notes due 2031 (the “notes”). Initial purchasers of the notes have an option to purchase up to an additional US$60.0 million principal amount of the notes, within a 13-day period beginning on, and including, November 17, 2025.

Equity Offering

On November 19, 2025, the Company completed a registered direct offering of 10,661,140 of its Class A ordinary shares at a price of US$13.94 per share (the “Equity Offering”). In connection with the Equity Offering, the Company entered into individually negotiated share purchase agreements with certain institutional investors holding the Company’s existing 5.25% convertible senior notes due 2029 (the “Existing Notes”). The Company used the net proceeds from the Equity Offering, together with a portion of the net proceeds from the Convertible Notes Offering, to fund certain note repurchase transactions with respect to US$200.0 million aggregate principal amount to the Existing Notes.

The Equity Offering was made pursuant to a prospectus supplement, dated November 12, 2025, and filed with the Securities and Exchange Commission on November 14, 2025, and the base prospectus, dated December 18, 2024, filed as part of the Company’s shelf registration statement (File No. 333-283732) that became effective under the Securities Act of 1933, as amended, on December 18, 2024.

Barclays Capital Inc. acted as the exclusive placement agent (the “Placement Agent”) in connection with the Equity Offering pursuant to that certain placement agency agreement (the “Placement Agency Agreement”), dated as of November 12, 2025, by and between the Company and the Placement Agent. Pursuant to the Placement Agency Agreement, the Company agreed to reimburse the Placement Agent for certain costs, expenses, fees and taxes in connection with the Equity Offering. The Placement Agency Agreement also contains representations, warranties, indemnification and other provisions customary for transactions of this nature.

The foregoing summary of the Placement Agency Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Placement Agency Agreement, which is attached as Exhibit 1.1 to this Form 6-K and incorporated herein by reference.

EXHIBITS

Exhibit No.	Description
1.1	Placement Agency Agreement, dated November 12, 2025, by and between Bitdeer Technologies Group and Barclays Capital Inc., as placement agent.
4.1	Indenture, dated November 17, 2025, by and between Bitdeer Technologies Group and U.S. Bank Trust Company, National Association
4.2*	Form of Capped Call Confirmation
4.3	Form of Global Note, representing Bitdeer Technologies Group’s 4.00% Convertible Senior Notes due 2031 (included as exhibit A to the Indenture filed as Exhibit 4.1)
5.1	Opinion of Ogier relating to the Class A ordinary shares and the Equity Offering
23.1	Consent of Ogier (included in Exhibit 5.1)

*	Certain portions of this exhibit have been redacted or omitted in accordance with Item 601(a)(6) of Regulation S-K.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bitdeer Technologies Group

By:	/s/ Jihan Wu
Name:	Jihan Wu
Title:	Chairman of the Board and Chief Executive Officer

Date: November 19, 2025

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